UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

BANCOLOMBIA S.A. ANNOUNCES THAT THE UNITED STATES COURT OF APPEALS FOR
THE SECOND CIRCUIT RULED IN FAVOR OF BANCOLOMBIA S.A.
Medellín, Colombia, June 2, 2008
In a decision dated June 2, 2008, the United States Court of Appeals for the Second Circuit (the “Court of Appeals”) confirmed the decision of February 28, 2008 by the United States Court for the Southern District of New York (the “Court”), which dismissed the complaint of the sellers of the former Banco de Colombia (the “Plaintiffs”) against Bancolombia S.A. (“Bancolombia”), its president Jorge Londoño Saldarriaga, and some directors of Bancolombia at the time of the merger and acquisition
As previously disclosed by Bancolombia, the Court dismissed Plaintiff’s complaint based on the principle of res judicata and held that the award of the Colombian arbitral tribunal (the “Tribunal”), dated May 16, 2006, decided the same claims filed before the Court. The Plaintiffs appealed this decision arguing that the Tribunal had not decided the claims related with the violation of the United States securities regulations.
The Court of Appeals held that the Tribunal had decided the merits of all claims, and confirmed particularly, that the Tribunal rejected the main three allegations of the complaint filed before the Court. The Tribunal found that (i) Bancolombia had not manipulated the price of ADRs on the New York Stock Exchange; (ii) the failure to raise U.S. $150 million was neither a breach of an express contractual obligation nor fraudulent or willful misconduct; and (iii) neither Bancolombia nor the remaining defendants engaged in transactions or conduct in violation of Colombian law and sound banking practices.
The decision by the Court of Appeals was adopted unanimously by the Hon. José A. Cabranes, Hon. Richard C. Wesley and Hon. J. Clifford Wallace, who affirmed that any deficiency in the Tribunal’s explanations of the Plaintiff’s U.S. law claims was the result of the Plaintiff’s tactical choices before the Tribunal, not a lack of capability or willingness by the Tribunal to determine the claims.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 2, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance